Exhibit 2

Exhibit 4.2.4

Terms and Conditions Secured Credit

Creditor: BANCO NACIONAL DE DESENVOLVIMENTO ECONÔMICO E SOCIAL - BNDES, herein referred to simply as BNDES, a federal public company, with its principal place of business in the City of Brasília, Federal District, and services in this City, at Avenida República do Chile nº 100, enrolled in the National Register of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. 33.657.248/0001-89, by its undersigned representatives:

Beneficiaries:

OI S.A. – UNDER JUDICIAL REORGANIZATION, a publicly-held corporation, with its principal place of business at Rua do Lavradio, 71, Centro– CEP: 20230-070, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled in the CNPJ/MF under No. 76.535.764/0001-43, herein duly represented pursuant to its Bylaws.

TELEMAR NORTE LESTE S.A. – UNDER JUDICIAL REORGANIZATION, a publicly-held corporation, enrolled in the CNPJ/MF under No. 33.000.118/0001-79, with headquarters and principal place of business at Rua do Lavradio, 71, Centro, CEP 20230- 070, in the City of Rio de Janeiro, State of Rio de Janeiro.

OI MÓVEL S.A. – UNDER JUDICIAL REORGANIZATION, a closely-held corporation, enrolled in the CNPJ/MF under No. 05.423.963/0001-11, with headquarters and principal place of business at Setor Comercial Norte, Quadra 3, Bloco A, Edifício Estação Telefônica, térreo (parte 2), Brasília – DF, CEP: 70713-900.

Effectiveness Term: This agreement shall be deemed effective as of the date of Ratification of the Judicial Reorganization Plan of Oi S.A. – Under Judicial Reorganization (“Oi”), of Telemar Norte Leste S.A. – Under Judicial Reorganization (“Telemar”), of Oi Móvel S.A. – Under Judicial Reorganization (“Oi Móvel”), of Copart 4 Participações S.A. – Under Judicial Reorganization, of Copart 5 Participações S.A. – Under Judicial Reorganization, of Portugal Telecom International Finance B.V. – Under Judicial Reorganization and of Oi Brasil Holdings Cooperatief UA – Under Judicial Reorganization (each of them referred to individually as “Company Under Judicial Reorganization” and, jointly, “Companies Under Judicial Reorganization”), ratified by the 7th Lower Business Court of the Judicial District of the Capital City of Rio de Janeiro on [●], as may be amended or modified from time to time under its terms, and which sets forth the terms and conditions for restructuring the debt of the Beneficiaries (“Judicial Reorganization Plan”).

Purpose: This financing is intended to novate the Beneficiaries' previous financing with BNDES, in accordance with the terms and conditions of the Judicial Reorganization Plan.

Principal: The principal amount of this financing of R$ [●] will be paid in cash upon delivery by BNDES of the credits held thereby against the Beneficiaries, as defined in the Judicial Reorganization Plan.

Interest: The principal of the Beneficiary's debt will accrue interest as follows:

a)         debts with pre-fixed rates will be grouped together and interest will be due from the Date of Ratification of the Judicial Reorganization Plan according to the weighted average rate of these agreements on June 20, 2016, that is, at the rate of two point five six five percent (2.565%); and

b)         debt indexed at the TJLP - Long-Term Interest Rate, disclosed by the Central Bank, will be grouped together and interest as of the Date of Ratification of the Judicial Reorganization Plan will be due at the TJLP increased by the weighted average rate of these agreements on June 20, 2016 , that is, three point nine seven three percent (3.973%).

I-         When the TJLP is higher than six percent (6%) per year:

a)         The amount corresponding to the TJLP portion that exceeds six percent (6%) per year will be capitalized on the fifteenth (15th) day of each month of the term of this Agreement and on its maturity or settlement, in compliance with the provisions of Clause Twenty-Five, and calculated based on the assessment of the following capitalization term on the debt balance, considering all the financial events occurred in the period:

TC =   [(1 + TJLP)/1,06]n/360 - 1 (capitalization term equal to, open bracket, ratio between TJLP plus unit, and one and six hundredths, square bracket, raised to the power corresponding to the ratio between "n" and three hundred and sixty, the result of which is the unit), being:

TC-      capitalization term;

TJLP - Long-Term Interest Rate, published by the Central Bank of Brazil;  and

n - number of days between the date of the financial event and the date of capitalization, maturity or settlement of the obligation, considering as financial event any and all events of a financial nature that result or may result in a change in the outstanding balance of this Agreement.

b)         The percentage of three point eight percent (3.08%) per annum above the TJLP (remuneration), referred to in the main section of this Clause, increased by the non-capitalized portion of the TJLP of six percent (6%) per year and one percent (1%) per year (raising cost provided for in item II of the paragraph five of article 1 of Provisional Measure No. 453, of January 22, 2009, the wording of which was provided by Provisional Measure No. 462, dated May 14, 2009 ), shall be levied on the debt balance, on the due dates of interest mentioned in Paragraph Two or on the maturity or settlement date of this Agreement, observing the provisions of letter "a", and considering for the daily calculation of interest the number of days elapsed between the date of each financial event and the above mentioned payment dates.

II-        When the TJLP is equal to or less than six percent (6%) per year:

The percentage of three point eight percent (3.08%) per annum above the TJLP (remuneration), referred to in the main section of this Clause, increased by the very TJLP of one percent (1%) per year (raising cost provided for in item II of the paragraph five of article 1 of Provisional Measure No. 453, of January 22, 2009, the wording of which was provided by Provisional Measure No. 462, dated May 14, 2009 ), shall be levied on the debt balance, on the due dates of interest mentioned in Paragraph Two or on the maturity or settlement date of this Agreement, and considering for the daily calculation of interest the number of days elapsed between the date of each financial event and the above mentioned payment dates.

Payment of Interest:

(a)        interest accrued throughout the first forty-eight (48) months from the Date of Judicial Ratification of the Judicial Reorganization Plan shall not be paid in this period, and shall be annually capitalized at the principal amount, so that the principal balance at the end of each year is the initial balance of the period plus capitalized interest in the period in question, in accordance with the following formula:

final balance of the period = initial balance of the period x (1+t)DC/360,

where t represents the interest rate/monetary adjustment originally contracted and DC represents consecutive days; and

(b)       as of the last Business Day of the fifty-fourth (54th) month from the Judicial Ratification of the Plan, interest levied on the new principal amount shall be paid on a semiannual basis in national currency until full payment of the principal under this Plan.

Interest	Payment Dates
1st Payment of Interest	54 months of the Date of Ratification of the Judicial Reorganization Plan
2nd Payment of Interest	60 months of the Date of Ratification of the Judicial Reorganization Plan
3rd Payment of Interest	66 months of the Date of Ratification of the Judicial Reorganization Plan
4th Payment of Interest	72 months of the Date of Ratification of the Judicial Reorganization Plan
5th Payment of Interest	78 months of the Date of Ratification of the Judicial Reorganization Plan
6th Payment of Interest	84 months of the Date of Ratification of the Judicial Reorganization Plan
7th Payment of Interest	90 months of the Date of Ratification of the Judicial Reorganization Plan
8th Payment of Interest	96 months of the Date of Ratification of the Judicial Reorganization Plan
9th Payment of Interest	102 months of the Date of Ratification of the Judicial Reorganization Plan
10th Payment of Interest	108 months of the Date of Ratification of the Judicial Reorganization Plan
11th Payment of Interest	114 months of the Date of Ratification of the Judicial Reorganization Plan
12th Payment of Interest	120 months of the Date of Ratification of the Judicial Reorganization Plan
13th Payment of Interest	126 months of the Date of Ratification of the Judicial Reorganization Plan
14th Payment of Interest	132 months of the Date of Ratification of the Judicial Reorganization Plan
15th Payment of Interest	138 months of the Date of Ratification of the Judicial Reorganization Plan
16th Payment of Interest	144 months of the Date of Ratification of the Judicial Reorganization Plan
17th Payment of Interest	150 months of the Date of Ratification of the Judicial Reorganization Plan
18th Payment of Interest	156 months of the Date of Ratification of the Judicial Reorganization Plan
19th Payment of Interest	162 months of the Date of Ratification of the Judicial Reorganization Plan
20th Payment of Interest	168 months of the Date of Ratification of the Judicial Reorganization Plan
21st Payment of Interest	174 months of the Date of Ratification of the Judicial Reorganization Plan
22nd Payment of Interest	180 months of the Date of Ratification of the Judicial Reorganization Plan

Repayment of Principal: The amount of principal due, which will already be duly increased by capitalized interest, accrued throughout the first seventy-two (72) months, counted from the Date of Judicial Ratification of the Plan will be repaid in eighteen (18) semiannual and successive installments.

The first installment shall be due on the last Business Day of the seventy-eighth (78th) month after the Date of Judicial Ratification of the Plan, and the remaining installments shall be due as follows:

Installment No. / Date	% to be repaid
Installment 1 – Due within 78 months after the Date of Ratification of the Judicial Reorganization Plan	2%
Installment 2 – Due within 84 months after the Date of Ratification of the Judicial Reorganization Plan	2%
Installment 3 – Due within 90 months after the Date of Ratification of the Judicial Reorganization Plan	2%
Installment 4 – Due within 96 months after the Date of Ratification of the Judicial Reorganization Plan	2%
Installment 5 – Due within 102 months after the Date of Ratification of the Judicial Reorganization Plan	2%
Installment 6 – Due within 108 months after the Date of Ratification of the Judicial Reorganization Plan	2%
Installment 7 – Due within 114 months after the Date of Ratification of the Judicial Reorganization Plan	2%
Installment 8 – Due within 120 months after the Date of Ratification of the Judicial Reorganization Plan	2%
Installment 9 – Due within 126 months after the Date of Ratification of the Judicial Reorganization Plan	2%
Installment 10 – Due within 132 months after the Date of Ratification of the Judicial Reorganization Plan	2%
Installment 11 – Due within 138 months after the Date of Ratification of the Judicial Reorganization Plan [●]	10%
Installment 12 – Due within 144 months after the Date of Ratification of the Judicial Reorganization Plan	10%
Installment 13 – Due within 150 months after the Date of Ratification of the Judicial Reorganization Plan	10%
Installment 14 – Due within 156 months after the Date of Ratification of the Judicial Reorganization Plan	10%
Installment 15 – Due within 162 months after the Date of Ratification of the Judicial Reorganization Plan	10%
Installment 16 – Due within 168 months after the Date of Ratification of the Judicial Reorganization Plan	10%
Installment 17 – Due within 172 months after the Date of Ratification of the Judicial Reorganization Plan	10%
Installment 18 – Due within 180 months after the Date of Ratification of the Judicial Reorganization Plan	10%

Fees, Contributions and Taxes: Any fees, contributions or taxes in relation to the Loan shall be borne by the Beneficiaries, except for any Brazilian fees, contributions or taxes or other governmental charges imposed on the lender by the Brazilian legislation in relation to the Loan that shall be borne by the lender.

Processing and Collection of Debt: Collection of principal and charges shall be made through a Notice of Collection issued by BNDES, in advance, for the Beneficiaries to settle those obligations on the dates of their maturities. Failure to receive the Notice of Collection will not relieve the Beneficiaries from the obligation to pay the principal installments and charges on the dates established in the Loan.

Guarantee: With the Ratification of the Judicial Reorganization Plan, the Unified Agreement for the Binding and Assigning of Revenue and Other Covenants entered into on September 20, 2013, and its subsequent amendments, will be amended so that the guarantees originally created with the BNDES agreements are changed from Date of Ratification of the Judicial Reorganization Plan, which shall become effective with the following wording:

I          - Fixed Amount of Bound Revenue and Withholding Account: Bound Revenues are fixed at four hundred and ninety-seven million Reais (R$ 497,000,000.00), corresponding to six (6) times the amount of the highest installment before the judicial reorganization petition by the Oi Group (June 20, 2016 );

II         - BNDES may withhold one hundred percent (100%) of the new amount included in item I above; and

III       - BNDES agrees that the amount included in item I above be used, per month, in the Centralizing Account.

Event of Compulsory Advance Payment: Always up to one hundred and fifty (150) days after the end of the financial year, to be counted from the end of the financial year of the year of the Ratification of the Judicial Reorganization Plan, the Beneficiaries shall:

a)         calculate the Exceeding Cash Generation for the respective financial year, based on the Beneficiaries’ audited financial statements; and

b)         use the Exceeding Cash Generation of the previous financial year to redeem part of this agreement and repurchase or repay the debt of the creditors of the Restructured Debt, in a proportional (pro rata) manner, for an amount equivalent to 100% of the respective principal amount, together with the sum of the accrued and unpaid interest, if existing, until the date of the advance payment (“Exceeding Cash Generation Offering”).

For purposes of this clause:

“Capital Increase” shall be defined based on the final structure of such capital increase within the scope of the approval of the Judicial Reorganization Plan.

“Restructured Debt” means the restructured debt in accordance with the terms and conditions of the Judicial Reorganization Plan das Companies under Judicial Reorganization.

“Exceeding Cash Generation” means, in the first five (5) financial years counted as of the Judicial Reorganization Plan Ratification Date and provided that the Minimum Cash Balance is reached, the amount equivalent to seventy percent (70%) of the Net Revenue from the Sale of Assets, provided that such Sale of Assets exceeds two hundred million US dollars (US$200,000,00.00). As of the sixth (6th) financial year counted as of the Judicial Reorganization Plan Ratification Date, Exceeding Cash Generation shall mean the amount of seventy percent (70%) of the Cash Balance that exceeds the Minimum Cash Balance.

“Net Revenue from the Sale of Assets” means the proceeds from the disposal of net assets of the direct costs related to the respective transaction (including costs with legal, accounting and financial advice and sales and commission) and any reallocation of incurred expenses, and duties and taxes paid or payable as a result of the respective disposal of assets.

“Cash Balance” means the sum of the following accounts of the consolidated balance sheet assets: 1.01.01 Cash and Cash Equivalents;  1.01.02 Financial Applications; and 1.02.01.01 Financial Applications at Fair Value, appraised in Oi's consolidated annual financial statements.

“Minimum Cash Balance”, in relation to any financial year, means the greater value between: (1) 25% of the sum of the OPEX and the CAPEX for the respective financial year, calculated on an annual basis in the consolidated annual financial statements of Oi for the respective financial year;  or (2) R$ 5 billion. Moreover, any proceeds derived from Capital Increases shall be added to the calculation of the Minimum Cash Balance.

The distribution of income within the Exceeding Cash Generation Offering shall be proportional to the creditors of the Restructured Debt in accordance with the Judicial Reorganization Plan. Any part of the Exceeding Cash Generation that remains after the Exceeding Cash Generation Offering may be used in any way that is not prohibited by the agreement.

Dividend Payment Restriction: The Beneficiaries and any of the Relevant Controlled Companies shall not declare or make the payment of any dividends, capital return or make any other payment or distribution on (or related to) the shares of the share capital or of any Relevant Controlled Company (including any payment in relation to any merger or consolidation involving the Beneficiaries or any Relevant Controlled Company), except for:

(A)      dividends, capital return or other distributions, pursuant to the bylaws of the Beneficiaries;

(B)       dividends, capital return or other distributions exclusively for the Beneficiaries and/or Relevant Controlled Company;

(C)       dividends, distribution or capital return carried out proportionally to the Beneficiaries and its Relevant Controlled Companies, on the one part, and to the minority holders of the share capital of a Relevant Controlled Company, on the other part (or at least in a proportional manner for the minority shareholder);

(D) payments or distributions by the Beneficiaries or any Relevant Controlled Company to dissenting shareholders in accordance to the applicable legislation related to merger, incorporation, acquisition transactions conducted upon or after the Date of Ratification of the Reorganization Plan and which are not prohibited in accordance with this Exhibit and the Plan;

(E)       any payment of dividends made in accordance with the Judicial Reorganization Plan or as determined by the applicable legislation.

The Beneficiaries and its Relevant Controlled Companies shall only make any dividend distribution to their shareholders in accordance with the provisions below:

a.         Untill the sixth (6th) anniversary of the Date of Ratification of the Judicial Reorganization Plan, they shall not make any payment of dividends;

b.         From the sixth (6th) anniversary of the Date of Ratification of the Judicial Reorganization Plan onwards, they shall be authorized to pay dividends only if Net Debt/EBITDA ration is equal to, or lower than, two (2) after the end of the relevant financial year.

For purposes of this clause, “Net Debt” shall be defined as the Total Consolidated Debt deducted from the Cash and Cash Equivalents.

Special Obligations of the Beneficiaries: The Beneficiaries undertake:

a.         to comply with, as applicable, until final settlement of the debt resulting from this Agreement, the "PROVISIONS APPLICABLE TO BNDES AGREEMENTS", approved by Resolution No. 665 of December 10, 1987, partially amended by Resolution No. 775 of December 16, 1991, by Resolution No. 863 of March 11,1996, by Resolution No. 878 of September 4, 1996, by Resolution No. 894 of March 6, 1997, by Resolution No. 927 of April 1, 1998, by Resolution No. 976 of September 24, 2001, by Resolution No. 1,571, of March 4, 2008, by Resolution No. 1,832, of September 15, 2009, by Resolution No. 2,078, of March 15, 2011, by Resolution 2,139, of August 30, 2011 and by Resolution No. 2,181, of November 8, 2011, all of the Board of the BNDES, published in the Official Gazette of the Federal Executive (Section I), dated December 29,1987, December 27,1991, April 8,1996, September 24, 1996, March 19,1997, April 15,1998, October 31, 2001, March 25, 2008, November 6, 2009, April 4, 2011, September 13, 2011, and November 17, 2011, respectively, the copy of which is hereby delivered to the BENEFICIARY, who, upon becoming aware of all contents thereof, declares to accept it as an integral and inseparable part of this Agreement, for all legal purposes and effects;

b.         in the event of a reduction in the personnel of the Beneficiary(ies) during the term of this Agreement, to offer a training program aimed at job opportunities in the region and/or replacement program to replace employees at other companies, after submitting a document, for BNDES appraisal, specifying and certifying the conclusion of the negotiations held with the relevant representative(s) of the employees involved in the dismissal process;

c.         to adopt, during the term of this Agreement, the measures and actions aimed at avoiding or correcting damages to the environment, safety and occupational medicine that may be caused by such financing;

d.         to keep its obligations to the environmental agencies in good standing during the term of this Agreement;

e.         to respect, during the term of this Agreement, the provisions of the legislation applicable to persons with disabilities;

f.         to communicate to BNDES, at the date of the event, the name and the Individual Taxpayers’ Register of the Ministry of Finance (CPF/MF) of a person who is qualified to or invested in the office of Federal Congressperson or Senator, while discharging a remunerated function or being among its owners, controllers or officers.

g.         to submit, annually, by [April 30 of the subsequent year], the financial statements of Oi with base date of December 31, audited by an independent auditing firm registered with the Brazilian Securities and Exchange Commission, until the final settlement of all the obligations assumed in this Agreement;

h.         during the term of this Agreement, to keep its obligations to National Telecommunications Agency ANATEL up-to-date, the non-compliance of which may cause damage to the implementation of the project, and/or significantly affect the quality of the service provided by the Beneficiaries;

i.          not to assign or bind in favor of another creditor, without the prior and express consent of BNDES, the revenues bound and assigned in this Agreement pursuant to Clause Eleven; provided, however, that the assignments and bindings made to BNDES in other Agreements for Financing Upon a Credit Facility shall be valid and effective;

j.          not to create, without the prior and express authorization of BNDES, mortgage guarantees or first-priority bank guarantee in Brazil, in an amount greater than one hundred million U.S. Dollars (US$ 100,000,000.00) per year, for the benefit of other long-term creditors, except for usual guarantees in the ordinary course of business of the Beneficiaries and those provided in judicial and/or administrative proceedings, without giving the same guarantees to BNDES, with the same priority of payment;

k.         to disclose, in the website used by the Beneficiaries, and in a high-visibility place in the company's headquarters, that it is a beneficiary from a financial collaboration with BNDES, under the form to be provided by BNDES.

Early Maturity: Subject to the provisions of this item, BNDES may declare the early maturity of all obligations set forth in this Agreement and demand the immediate payment by the Beneficiaries of the updated credit amount, without prejudice to the payment of, whenever applicable, any other amounts that may be owed by the Beneficiaries to BNDES under the terms of this Agreement, upon occurrence of any of the events provided for in articles 39 and 40 of the "Provisions Applicable to BNDES Agreements", in addition to any of the following events, that may be evidenced by BNDES ("Event of Early Maturity"):

a)         reduction of the personnel of the Beneficiaries in violation to the provisions of the item in this Agreement;

b)         existence of a final and unappealable conviction due to the practice of acts by the Beneficiary that cause child labor, slave labor or crime against the environment;

c)         inclusion, in a company agreement, bylaws or articles of association of the Beneficiaries, or of the companies controlling it, of a provision by means of which a special quorum is required for resolution or approval of matters that limit or restrict the control of any of these companies by their respective controlling entities, or, also, the inclusion in those documents, of device that imposes:

i)          restrictions on the Beneficiaries' ability to grow or on their technological development;

ii)         restrictions on the Beneficiaries' access to new markets; or

iii)        restrictions or losses regarding the ability to pay the financial obligations arising from this transaction;

(d)       failure to comply with any obligation imposed by this Agreement that is not remedied within sixty (60) days;

e)         early maturity of any financing agreement entered into by the Beneficiaries with BNDES or with financial agents due to a transfer of BNDES funds; and,

f)         the expiration of the licenses granted to the Beneficiaries by the National Telecommunications Agency - ANATEL, for the exploration of the telephone services.

(g)       early maturity of any financial obligation of the Beneficiaries or of any Relevant Controlled Company in an amount greater than one hundred million US dollars (US$100,000,000.00) or an equivalent amount in any other currency, except if, exclusively in event of compliance, it is not remedied within fifteen (15) days counted as of its occurrence;

h)         disposal, tendering of guarantee or creation of any kind of lien or encumbrance over any of the assets or right of the Beneficiaries to any third parties, except (a) in order to tender guarantees in judicial or administrative proceedings; (b) if in favor of controlling, controlled companies, affiliates or under common control with the Beneficiaries, (c) in case of disposal of assets or rights, if conducted on an arm’s length basis, (d) in the ordinary course of business of the Beneficiaries; or (e) by means of the direct or indirect disposal of the assets listed in Exhibit Early Maturity; and provided that such disposal, tendering of guarantee or creation of lien or encumbrance over assets or rights of the Beneficiaries do not affect the compliance with the obligations of the Beneficiaries in this agreement;

i)          occurrence of consolidation, spin-off, merger or any kind of corporate reorganization involving the Beneficiaries or any of its Relevant Controlled Companies, except: (i) if the transaction has been approved in advance by BNDES; or (ii) for the corporate restructuring transactions described below (“Corporate Reorganization Restriction”):

1.         Merger of Oi Internet S.A. into Oi or Telemar or Oi Móvel;

2.         Merger of Oi Móvel into Telemar or into Oi;

3.         Merger of Telemar into Oi;

4.         Merger of Paggo Administradora Ltda. into Oi Móvel;

5.         Merger of Brasil Telecom Comunicação Multimídia Ltda. into Telemar or into Oi;

6.         Business Combination seeking the consolidation of the Brazilian telecom market;

7.         Merger of Copart 4;

8.         Merger of Copart 5;

9.         Incorporation or transfer of assets from SEREDE – Serviços de Rede S.A. into one or more Companies Under Judicial Reorganization;

10.       Incorporation or transfer of assets from Rede Conecta Serviços de Rede S.A. into one or more Companies under Judicial Reorganization;

11. Any reorganization that does not cause a relevant adverse material effect on the companies integrating the Oi Group and that does not substantially modify the business nature of the companies integrating the Oi Group.

j)          existence of a final and unappealable conviction due to the practice of acts by the Beneficiaries that cause child labor, slave labor or crime against the environment;

k)         on the date on which a person who discharges remunerated function at the Beneficiaries, or is among its owners, controllers or officers, or the persons listed in the prohibitions set forth by article 54, items I and II of the Federal Constitution, qualifies as Federal Congressperson or Senator. There will be no default charges, provided that the payment occurs within five (5) business days from the date of the qualification, otherwise the charges established for the early maturity due to default will be charged.

BNDES shall not be charged for the knowledge of any Event of Early Maturity or knowledge of any remedy for any Event of Early Maturity, unless (i) an authorized responsible party or agent of the BNDES with direct responsibility for the management of this Agreement has knowledge of a fact of such Event of Early Maturity, or (ii) a written notification of such Event of Early Maturity has been delivered to such authorized responsible party of BNDES or by the Beneficiaries.

Upon occurrence of the early maturity of the obligations arising from this Agreement, the proceeds received as payment of the obligations arising from this Agreement, as they are received, shall be immediately invested in the repayment or, if possible, settlement of the debt balance of the obligations arising from this Agreement. In case the proceeds received as payment of the obligations arising from this Agreement are not sufficient to simultaneously settled all obligations arising from this Agreement , such proceeds shall be imputed in the following order, so that one the amount corresponding to the first item have been settled, the proceeds are allocated to the immediately following item, and so on:

I          - any amounts owed by the Beneficiaries pursuant to this Agreement (including the remuneration and the expenses incurred by BNDES), other than the amounts to which items II and III below refer;

II         - interest, monetary adjustment and other charges due under the obligations arising from the Loan;

III       - outstanding balance of the remaining value of the credit.  The Beneficiaries shall remain liable for the outstanding balance of the obligations arising from this Agreement that have not been paid, without prejudice to the addition of interest, monetary adjustment and other charges levied on the outstanding balance of the obligations arising from this Agreement while unpaid; the Beneficiaries hereby represents that it is a net and certain debt, which can be charged through extrajudicial collection or by means of a judicial enforcement process.

Notwithstanding the provisions herein, the Beneficiaries may, at any time, notify BNDES so that it may decide on the waiver or prior temporary forgiveness (prior waiver request) of any Event of Early Maturity set forth above.

Suspension of Obligations: Starting on the date of an Event of Suspension of Obligations and ending on a Reversal Date (as defined below) (said period being referred to as “Suspension Period”) with regard to this Agreement, the obligations listed below shall no longer be applicable to this Agreement (“Suspended Obligations”):

(1)       Event of Compulsory Advance Payment;

(2)       Dividend Payment Restriction;

(3)       Corporate Reorganization Restriction.

During each Suspension Period, no noncompliance, Event of Early Maturity or breach of any clause shall be deemed as existing, in accordance with the terms of this agreement. The Beneficiaries and all of its Relevant Controlled Companies shall be fully exempt from any responsibility for any acts or events taken or incurred during the Suspension Period or, even, any contractual obligations prior to a Reversal Date (as if, during this time period, such acts, events or contractual obligations were permitted).

During any time period, in case two (2) rating agencies rate Oi as investment grade and no noncompliance or Event of Early Maturity has occurred, the obligations listed in clause 8.1 shall be suspended (“Event of Suspension of Obligations”).  If, on any subsequent date (“Reversal Date”), one (1) or both rating agencies cancel the investment grade or reduce the ratings of Oi below the investment grade, the Suspended Obligations shall be again applicable.  The Beneficiaries shall notify BNDES by means of a letter regarding the occurrence of an Event of Suspension of Obligations or the Reversal Date.

Maturity on Holidays: All maturity dates of principal repayment installment and charges that occur on Saturdays, Sundays or national, state, district or municipal holidays, including the banking ones, shall be, for all purposes and effects of this Agreement, transferred to the first business day thereafter, with the charges calculated until such date, and beginning, also from that date, the regular following period of appraisal and calculation of the charges of this Agreement.

For the purposes of the provisions of the main section of this Clause, unless otherwise stated, the holidays of the place where the Beneficiaries are registered, whose address is indicated in this Agreement, shall be considered.

Responsibility in Business Succession:  In the event of a business succession, any successors of the Beneficiaries will be jointly and severally liable for the obligations arising from this Agreement.

The provisions of this Clause shall not apply if there is prior consent of BNDES to the dismissal of the joint and several liability in the partial spin-off.

Default: In the event of default of the obligations assumed by the Beneficiaries, the provisions of articles 40 to 47-A of the "Provisions Applicable to BNDES Agreements", jointly with the provisions of this Agreement and the Judicial Reorganization Plan.

Fine for Court Filing: In the event of judicial collection of the debt arising from the Loan, the Beneficiaries will pay a fine of ten percent (10%) on the principal and charges of the debt, in addition to extrajudicial and judicial expenses and attorney's fees, due from the date of filing of the collection action.

Communications: Communications to be sent to [Oi/Telemar/Oi Móvel] pursuant to this financing shall be submitted to the following address:

To [Oi/Telemar/Oi Mobile]:

Oi S.A. – Under Judicial Reorganization

Rua Humberto de Campos, 425 – 8° andar

CEP: 22430-190, Rio de Janeiro – RJ

Attn.: Mr. [●]

Phone: 55 21 [●]

Email: [●]

Telemar Norte Leste S.A. – Under Judicial Reorganization

Rua Humberto de Campos, 425 – 8° andar

CEP: 22430-190, Rio de Janeiro – RJ

Attn.: Mr. [●]

Phone: [●]

Email: [●]

Oi Móvel S.A. – Under Judicial Reorganization

Rua Humberto de Campos, 425 – 8° andar

CEP: 22430-190, Rio de Janeiro – RJ

Attn.: Mr. [●]

Phone: [●]

Email: [●]

Banco Nacional de Desenvolvimento Econômico e Social – BNDES

[Address]

Attn.: Mr. [●]

Phone: [●]

Email: [●]

Any communications to be sent to the Beneficiaries pursuant to this financing, if made by fax or electronic mail shall be deemed to have been received on the date of their submission, provided that their receipt is confirmed by an indication (receipt printed by the machine used by the sender, by telephone confirmation), and the respective originals shall be sent within 5 Business Days after the submission of the message; if sent by mail, communications shall be deemed delivered when received as registered mail or with “notice of receipt” sent by Post or telegram.

The communications shall be deemed received when delivered, upon notice or “return receipt” issued by the Brazilian Post Office, by fax or telegram at the addresses below. The communications made by facsimile or electronic mail shall be considered received on the date they are sent, provided that the receipt thereof is confirmed by means of an indication (receipt issued by the machine used by the sender). The change of address of the Beneficiaries shall be communicated to BNDES.

Applicable Law: This Agreement is governed by the laws of Brazil.

Definitions: Any terms defined in this Exhibit that are not expressly defined herein, shall have the meaning below:

“Consolidated Total Assets” means the total value of Oi’s consolidated assets, as defined as “total Assets” in Oi’s consolidated balance sheet, at the end of the most recently ended financial quarter or complete annual period for which the financial statements published by Oi are available.

“Cash and Cash Equivalents” means the sum of cash, cash equivalents and financial investments recorded in the current assets and non-current assets of Oi’s consolidated balance sheet.

“CAPEX” means investments made to acquire physical assets or services that will expand Oi’s capacity (consolidating its controlled companies) to generate profit. It is an abbreviation for “capital expenditure”.

“Hedging Agreements” means the obligations under any agreement relating to any swap, option, future market transactions, index transaction, currency transaction, cap transaction, floor transaction, collar transaction or any other similar transaction, in each case, for purposes of hedging or capping against Brazilian inflation, interest rates, currency or commodity price fluctuations.

“Controlled Company” means, any other legal entity wherein more than fifty percent (50%) of the outstanding voting shares, whether directly or indirectly, held by such Person and one or more than its Controlled Companies (or a combination thereof).

“Receivables Controlled Company” means a fully Controlled Company of the Beneficiaries (or any other company wherein the Beneficiaries or any other Relevant Controlled Company makes an investment and to which the Beneficiaries or one or more than its Relevant Controlled Companies transfers receivables or related assets) which does not perform any activity except in connection with the financing of receivables, which is referred to by the Beneficiaries as a Receivables Controlled Company, which satisfies the following conditions:

(1) no portion of the Indebtedness or of any other obligations (whether contingent or otherwise) (A) is Guaranteed by the Beneficiaries or any other Relevant Controlled Company that is not a Receivables Controlled Company (excluding guarantees of obligations (except the Indebtedness principal and interest thereon) pursuant to the Standard Securitization Obligations), (B) is a fund for or binds the Beneficiaries or any other Relevant Controlled Company (that is not a Receivables Controlled Company) in any way, except pursuant to the terms of the Standard Securitization Obligations, or (C) subjects any property or asset of the Beneficiaries or any other Relevant Controlled Company (that is not a Receivables Controlled Company), whether directly or indirectly, in a contingent manner or otherwise, for the satisfaction thereof, except pursuant to the provisions of the Standard Securitization Obligations;

(2) neither the Beneficiaries nor any other Relevant Controlled Company (other than a Receivables Management Controlled Company) has any relevant agreement, contract, arrangement or understanding (except Standard Securitization Obligations) with the Receivables Controlled Company;  and

(3) neither the Beneficiaries nor any other Relevant Controlled Company (other than a Receivables Management Controlled Company) has towards the Receivables Controlled Company any obligations to maintain or preserve the financial condition of such legal entity or cause such legal entity to achieve certain levels of operating results.

“Relevant Controlled Company” means any of the Companies under Judicial Reorganization.

“Consolidated Financial Expense” means, in any period, without duplicity, the sum of the consolidated expense with interest of Oi S.A. – Under Judicial Reorganization for the Period of Four Quarters on any of their debts acquired through loans payable in cash (paid or capitalized) to the extent that such expense was deducted (and not added again) from the calculation of the consolidated operational result.

“Business Day” means any when the banks work in the City of Rio de Janeiro.

“Total Consolidated Debt” means Oi’s consolidated Indebtedness.

“EBITDA” means, for the last four (4) and consecutive financial quarters of the Beneficiaries, each an “accounting period”, the sum (without any duplicity) (i) of the result before the taxes on the consolidated profit for a certain accounting period (adjusted by the extraordinary profits or losses); (ii) of the following factors deducted for the purposes of determining the result before taxes on profit: (1) consolidated depreciation and amortization occurred in that same accounting period; (2) Consolidated Financial Expenses deducted from the consolidated financial revenues. It represents the routine EBITDA, as presented in the management report included in the consolidated financial statements of Oi.

“Indebtedness” means the sum of the balance of loans and financings of Debentures, commercial papers and instruments issued in the international market (bonds, Eurobonds), recorded in the (current and non-current) liabilities, as well as the balance of derivative instruments recorded in the (current and non-current) assets or liabilities of Oi’s consolidated balance sheet.  For the avoidance of any doubt, “Indebtedness” shall not include any obligations due in relation to the “Fiscal Recovery Program - REFIS,” the “Special Tax Installment Payment Program – State REFIS” and the “Special Installment Payment Program - PAES”, any other agreement for payment of taxes entered into with any Brazilian governmental entity, as well as any payment obligations towards the regulatory agencies and/or any other payment agreement that is owed to any creditor who, prior to the Judicial Reorganization Ratification Date was not considered in the calculation of Indebtedness.

“Encumbrance” means mortgage, pledge, security interest, lien, encumbrance or charges of any kind (including, but not limited to, any sale condition or another agreement for property reservation or lease or any other agreement to give any security interest).

“Oi Group” means Issuer and its Controlled Companies.

“Debt Service Coverage Ratio” means the sum of interest of the Total Consolidated Debt paid in the last and consecutive four (4) financial quarters. Such calculation excludes any foreign exchange and monetary variations of debt and cash and, lastly, the expenses arising from provisions, which did not have an impact on the consolidated cash flow of Oi, but only an accounting record.

“Standard Securitization Obligations” means representations, warranties, obligations and indemnifications entered into by the Beneficiaries or any Relevant Controlled Company that are reasonably normal in the securitization of transactions with receivables.

“Qualified Receivables Transaction” means any transaction or series of transactions that may be entered into by the Beneficiaries or by any Relevant Controlled Company according to which the Beneficiaries or any Relevant Controlled Company may sell, convey or otherwise transfer to (a) one Receivables Management Controlled Company (in case of a transfer by the Beneficiaries or any Relevant Controlled Company), or (b) any other Person (in case of a transfer by a Receivables Management Controlled Company), or may transfer an indivisible interest into, or grant a security interest in, any Receivable (whether existing now or created in the future) of the Beneficiaries or of any Relevant Controlled Company and any asset related thereof, including, but not limited, all guarantees that secure such receivables, all agreements and all guarantees and other obligations related to the accounts receivables, proceeds from such receivables and other assets that are usually transferred, or in relation to which guarantee rights are usually granted, in connection with transactions entailing the securitization of assets involving receivables.

“OPEX” means the result of the continuous costs that a company has to keep running. It means operational expenditure.

“Person” means any individual, partnership, joint-stock company, limited liability company, business trust, mixed company, trust, association, joint venture, or any country or government, any state, province or other political subdivision thereof, any central bank (or similar regulatory and monetary authority) in this respect, and any entity exercising executive, legislative, judicial, regulatory or administrative duties or in connection with the government.

“Brazilian GAAP” means, as defined by the Beneficiaries from time to time (1) generally accepted accounting principles adopted in Brazil, determined in accordance with the corporation law, the laws issued by the relevant authorities, including CVM and the technical analyses issued by the Brazilian Accountancy Institute; or (ii) International Financial Reporting Standards, as adopted by the International Accounting Standards Board, as the case may be, as they are in effect from time to time and consistently applied.

“Receivable” means a right to receive payment resulting from a sale or lease of assets or the execution of services wherein someone is required to pay for assets or services in accordance with terms that would allow the purchase of such assets and credit rights, including, but not limited to, any ownership items that would be classified as “account”, “bond”, “intangible payment” or “instrument”, in accordance with the Uniform Commercial Code and any supporting obligations.

“Debt Service” means the sum of interest of the Total Consolidated Debt paid in the last and consecutive four (4) financial quarters. Such calculation excludes any foreign exchange and monetary variations of debt and cash and, lastly, the expenses arising from provisions, which did not have an impact on the consolidated cash flow, but only an accounting record.

“Market Fair Value/Price” means, in relation to any assets, the price (for the avoidance of doubt, it takes into account any liability in connection with the related asset) that would be paid by a willing buyer to a willing seller that is not affiliated in a commercial transaction that does not involve the attachment of assets or coercion of any party, determined in good faith by the management of the Beneficiaries (except if otherwise established in this agreement).

“Asset Sale” means any sale, conveyance, lease, transfer or other spin-off or any other transaction or another disposal (or series of related sales, leases, transfers or disposals) by the Beneficiaries or any Relevant Controlled Company, including any disposal by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposal”), of:

(1) any shares of capital stock of the Beneficiaries or any Relevant Controlled Company (other than directors’ qualifying shares or shares required by the applicable law to be held by a Person other than one of the Beneficiaries or a Relevant Controlled Company);

(2) all or substantially all of the assets of any division or business line of the Beneficiaries or any Relevant Controlled Company;  or

(3) any other property or assets of the Beneficiaries or any Relevant Controlled Company outside of the ordinary course of business of the Beneficiaries or such Relevant Controlled Company.

Notwithstanding the foregoing, the following transactions shall not be deemed to be Asset Sales:

(1)       a disposal by a Controlled Company for the Beneficiaries or by the Beneficiaries to a Controlled Company or among Controlled Companies;

(2)       the sale of property or equipment that, in the reasonable determination of the Beneficiaries, has become worn out, obsolete, uneconomic or damaged or otherwise unsuitable for use in connection with the business of the Beneficiaries or any Controlled Company;

(3)       the disposal of all or substantially all of the assets of the Beneficiaries in a manner permitted pursuant to the obligation described above under the title “Additional Obligations - Corporate Reorganization Restriction“ pursuant to this agreement;

(4)       (i) disposal of properties to the extent that such property is exchanged for credit against the purchase price of the similar replacement property that is promptly purchased, (ii) disposal of properties to the extent that the proceeds of such disposal are promptly applied to the purchase price of such replacement property (which replacement property is effectively and promptly purchased) and (iii) any exchange for a similar property for use in a business, or the business conducted (or proposed to be conducted) by the Beneficiaries (or any Controlled Company on the Issue Date), as well as any other business reasonably related, ancillary or supplementary to the aforementioned and any extension or evolution of any of the preceding, including, but not limited to, any businesses related to telecommunications, information technology or transmission or media content products and services;

(5)       equity interests of a Controlled Company of the Beneficiaries to the Beneficiaries or the Beneficiaries to of its Controlled Companies;

(6)       sales, leases, sub-leases or other disposals of products, services, equipment, inventory, accounts receivable or other assets in the ordinary course of business;

(7)       payment of dividends, capital return and other distributions that do not violate the obligation described above under the title “Dividend Payment Restriction”;

(8)       a disposal to the Beneficiaries or a member of the Controlled Company (other than a Receivables Controlled Company), including a Person that is or shall become a Controlled Company immediately after the disposal;

(9)       sales of accounts receivable and related assets or an interest therein of the type specified in the definition of “Qualified Receivables Transaction” to a Receivables Controlled Company;

(10)     disposals in connection with a Permitted Lien;

(11)     disposals of receivables and related assets or interests in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and excluding receivables discounts or similar arrangements;

(12)     foreclosures on assets, transfers of condemned property as a result of the exercise of eminent domain or similar policies (whether by an act as seizure or in other way) and transfers of properties that have been subject to a claim to the respective insurance company of such property as part of an insurance settlement;

(13)     any surrender or waiver of contractual rights or the settlement, release, surrender or waiver of contractual, tort, litigation claims or other claims of any kind;

(14)     the cancellation of any Hedging Agreements pursuant to its terms;

(15) the sale, transfer or other disposal of “non-core” assets acquired pursuant to an investment or acquisition permitted under this agreement; provided that such assets are sold, transferred or otherwise disposed of within 6 months after the consummation of such acquisition or investment;

(16)     any financing transaction with respect to property built or acquired by the Beneficiaries or any member of the Controlled Company after the Issue Date, including sale and leaseback transactions and asset securitizations permitted by this agreement;

(17)     sales, transfers and other disposals of investments in joint ventures to the extent required by, or made pursuant to, customary buy/sell agreements between the joint venture parties set forth in the joint venture agreements and similar binding agreements;

(18)     sales or other disposals of capacity or irrevocable rights of use in the Beneficiaries' or in a Relevant Controlled Company's telecommunications network in the ordinary course of business;

(19)     a sale and leaseback transaction within one (1) year of the acquisition of the relevant asset in the ordinary course of business;

(20)     exchanges of telecommunications assets for other telecommunications assets where the Fair Market Value of the telecommunications assets received is at least equal to the Fair Market Value of the telecommunications assets disposed of or, if less, the difference is received in cash;

(21)     the licensing, sublicensing or grants of licenses to use the Beneficiaries’ or any Controlled Company’s trade secrets, know-how and other technology or intellectual property in the ordinary course of business to the extent that such license does not prohibit the licensor from using the patent, trade secret, know-how or technology in any single transaction or series of related transactions that involves;

(22)     any transaction or series of related transactions made in accordance with the Reorganization Plan; or

(23)     any transaction or series of related transactions involving property or assets with a Fair Market Value that does not exceed five percent (5%) of the “Assets” of Oi's annual and consolidated financial statements in the previous financial year.

Exhibit Early Maturity (h) - List of Assets that may be directly or indirectly disposed:

1.         UNITEL S.A., an Angolan company with tax identification number 5410003144, registered before the Commercial Registry of Luanda under number 44/199, headquartered in Talatona, Sector 22, via C3, Edifício UNITEL, Luanda Sul, Angola.

2.         BRASIL TELECOM CALL CENTER S.A., a corporation enrolled in the CNPJ/MF under No. 04.014.081/0001-30, and in the Commercial Registry of the State of Goiás under NIRE 53 3 0000758-6, headquartered at Rodovia BR 153, Km 06, S/N, Bloco 03, Vila Redenção, in the City of Goiânia, State of Goiás, CEP 74.845-090;

3.         TIMOR TELECOM, S.A., corporation, collective entity No. 1014630, registered with the National Administration of Domestic Trade under No. 01847/MTCI/XI/2012, with its principal place of business at Rua Presidente Nicolau Lobato, Timor Plaza, 4º andar, in Dili, Timor Leste.

The formalization of the disposal of assets located at the addresses listed below is subject to prior verification regarding the lack of impediment or prohibition of an administrative or judicial nature:

•          BR 101 KM 205 (Barreiros/ Almoxarifado), in the State of Santa Catarina and registered under enrollment No. 40564;

•          Av Madre Benvenuta, in the State of Santa Catarina and registered under enrollment No. 48391;

•          Rua Cel Genuino, in the State of Rio Grande do Sul and registered under enrollment Nos. 8.247, 24.697, 24.698, 24.699, 11.046, 11.047;

•          Av. Joaquim de Oliveira, in the State of Rio Grande do Sul and registered under enrollment No. 114.947;

•          Avenida Lauro Sodre n° 3290, in the State of Rondônia and registered under enrollment No. 24743;

•          Rua Gabriel de Lara, in the State of Paraná and registered under enrollment No. 16059;

•          Rua Neo Alves Martins n° 2263, in the State of Paraná and registered under enrollment No. 58948;

•          Travessa Teixeira de Freitas n° 75 (Complexo Merces F), in the State of Paraná and registered under enrollment Nos. 36731, 36732, 36733, 36734, 36735, 36736, 36737, 36738, 36739, 36740 and 36741;

•          Avenida Teixeira de Freitas n° 141 (Complexo Merces G), in the State of Paraná and registered under enrollment No. 15049;

•          Rua Visconde Nacar n° 234 (Complexo Merces B), in the State of Paraná and registered under enrollment No. 26912;

•          Rua Visconde do Rio Branco n° 397 (Complexo Merces A), in the State of Paraná and registered under enrollment No. 13940;

•          Avenida Goias, in the State of Goiás and registered under enrollment Nos. 42.041 and 42.042;

•          Avenida Getulio Vargas S/N, in the State of Roraima and registered under enrollment Nos. 46.241, 46.242, 46.243 and 46.244;

•          Rua Sabino Vieira / Rua Chaves De Faria n° 85/ R.S.L. Gonzaga n° 275, in the State of Rio de Janeiro and registered under enrollment No. 55316;

•          Rua Dr. Miguel Vieira Ferreira (Rua Uranos 1139), in the State of Rio de Janeiro and registered under enrollment No. 51186;

•          Estr. Pau da Fome n° 2716, in the State of Rio de Janeiro and registered under enrollment No. 105885;

•          Avenida Nossa Senhora de Copacabana n° 462 A, lj e, s/lj, in the State of Rio de Janeiro and registered under enrollment No. 67704;

•          Rua dos Limoeiros n° 200, in the State of Rio de Janeiro and registered under enrollment No. 10409;

•          Camaragibe – Estrada de Aldeia – Km-125, in the State of Pernambuco and registered under enrollment No. 2503;

•          Rua do Principe n° 156 e n° 120, in the State of Pernambuco and registered under enrollment No. 24857;

•          Rua Itambe n° 200, in the State of Minas Gerais and registered under enrollment No. 38227;

•          Rua Vitorio Nunes Da Motta n° 220, Enseada do Suá in the State of Espírito Santo and registered under enrollment No. 52265;

•          Rua Silveira Martins, Cabula, n° 355 in the State of Bahia and registered under enrollment No. 76908;

•          Rua Prof. Anfrisia Santiago n° 212, in the State of Bahia and registered under enrollment No. 12798;

•          Avenida Getulio Vargas - BL. A, n° 950, in the State of Amazonas and registered under enrollment No. 14610;

•          Rua Goias, S/N, Farol, in the State of Alagoas and registered under enrollment No. 75071;

•          Rua Zacarias da Silva, Lote 2 , Barra da Tijuca (Alvorada), in the City and State of Rio de Janeiro and registered under enrollment No. 381171;

•          Rua Senador Pompeu,119 - 5° andar, Centro, in the City and State of Rio de Janeiro and registered under enrollment No. 106766;

•          Rua Alexandre Mackenzie, n° 75, Centro, in the City and State of Rio de Janeiro and registered under enrollment Nos. 274011, 274012, 274013, 274014, 274015, 274039, 274040, 274041, 274042;

•          Rua do Lavradio, n° 71, Centro (Arcos), in the City and State of Rio de Janeiro and registered under enrollment No. 70149;

•          Rua Araribóia, n° 140, São Francisco, in the City of Niterói, State of Rio de Janeiro and registered under enrollment No. 10770;

•          Rua Assai, s/n, Jardim Pindorama, in the City of São Félix do Araguaia, State of Mato Grosso and registered under enrollment No. 3825;

•          Rua Sena Madureira, 1070, in the City of Fortaleza, State of Ceará and registered under enrollment No. 1409;

•          Rua Manoel P. da Silva (Cap. Pereirinha, S/N), in the City of Corumbá, State of Mato Grosso do Sul and registered under enrollment Nos. 24.969, 24.970, 24.971, 24.972 and 24.973;

•          Av Nicanor de Carvalho, n° 10, in the City of Corumbá, State of Mato Grosso do Sul and registered under enrollment No. 12295;

•          Pq. Triunfo de Cotegipe, S/N - João Dantas, in the City of Alagoinhas, State of Bahia and registered under enrollment No. 775;

•          Estrada Velha do Amparo, KM 4, in the City of Friburgo, State of Rio de Janeiro and registered under enrollment No. 5283;

•          Av. Prudente de Morais, n° 757 B, Bairro Tirol, in the City of Natal, State of Rio Grande do Norte and registered under enrollment No. 28639;

•          Av. Afonso Pena, n° 583, in the City of Manaus, State of Amazonas and registered under enrollment No. 7496;

•          Rua Leitão da Silva, n° 2.159, Itararé (CONJED), in the City of Vitória, State of Espírito Santo and registered under enrollment Nos. 46.977 and 46.978;

•          BLOCO C, QUADRA 02, SETOR COMERCIAL CENTRAL, Planaltina, in the City of Brasília, Distrito Federal and registered under enrollment No. 801;

•          Rua Padre Pedro Pinto n°1460, Venda Nova (ISFAP), in the City of Belo Horizonte, State of Minas Gerais and registered under enrollment No. 4187;

•          Rua 2 De Setembro, n° 733, Campo De Futebol, in the City of Blumenau, State of Santa Catarina and registered under enrollment No. 598;

•          BR 116, KM 159 , Rua Cel Antônio Cordeiro, 3950, Altamira, in the City of Russas, State of Ceará and registered under enrollment No. 180;

•          Rua Correa Vasques, 69, Cidade Nova, in the City and State of Rio de Janeiro and registered under enrollment Nos. 40962, 40963, 40964, 40965, 40966, 40967, 40968, 40969, 40970, 40971, 40972, 41190;

•          Rua Walter Ianni, Anel Rodoviário, KM 23,5 - Bairro Aarão Reis/São Gabriel (PUC MINAS), in the City of Belo Horizonte, State of Minas Gerais and registered under enrollment No. 27601.